

02005577

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 1 1 2002

SEC FILE NUMBER
8-43724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARKA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 UNION STREET, SUITE L
(No. and Street)

SAN DIEGO	CA	92101
(City)	(State)	(Zip Code)

PROCESSED
FEB 19 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENISE YVETTE FILOTAS — (619) 702-0170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NATION SMITH HERMES DIAMOND
(Name — *if individual, state last, first, middle name*)

17085 VIA DEL CAMPO	SAN DIEGO	CA	92127-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENISE YVETTE FILOTAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARKA SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



BRENDA CHILDS
COMM. # 1336422
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
COMM. EXP. DEC. 25, 2005

Brenda Childs
Notary Public

Signature

Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARKA Securities, Inc.
and Subsidiary

Consolidated Financial Statements
and Supplementary Information

Year Ended December 31, 2001

Contents


NATION
SMITH
HERMES
DIAMOND
ACCOUNTANTS & CONSULTANTS
A PROFESSIONAL CORPORATION

17085 Via Del Campo
San Diego, CA 92127-1711

TEL: 858-451-2452
FAX: 858-451-8861
e-mail: nshd@nshd.com
www.nshd.com

Independent Auditors' Report


CPA
The CPA. Never Underestimate The Value.®

Board of Directors
ARKA Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of **ARKA Securities, Inc. and Subsidiary** (the "Company") as of December 31, 2001, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of **ARKA Securities, Inc. and Subsidiary** at December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Nation Smith Hermes Diamond

San Diego, California
January 29, 2002

ARKA Securites, Inc.
and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents (Note 1)	$	164,962
Securities owned (Note 1)		429,081
Receivable from clearing broker-dealer		125,103
Receivable from related party (Note 2)		23,119
Prepaid expenses and other assets		45,613
Fixed assets, net (Notes 1 and 3)		20,672
Total assets	$	808,550
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	68,563
Accounts payable to related party (Note 2)		1,279
Total liabilities		69,842
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, no par value; 100,000 shares authorized; 350 shares issued and outstanding		35,000
Additional paid-in capital		3,076,500
Accumulated deficit		(2,372,792)
Total stockholder's equity		738,708
	$	808,550

The accompanying notes are an integral part of this consolidated financial statement.

ARKA Securites, Inc.
and Subsidiary

Consolidated Statement of Income

Year Ended December 31, 2001		
Revenues		
Commissions	$	1,549,184
Losses on proprietary securities transactions		(26,055)
Interest income		8,394
Other income		329
Total Revenues		1,531,852
Expenses		
Clearing charges and commissions		746,342
Compensation		262,440
Consulting fees		108,382
Travel and entertainment		96,349
Outside services		80,585
Payroll taxes and other employee benefits		63,987
Telephone and postage		27,207
Continuing education		12,231
Office expense		10,997
Rent		10,647
Depreciation		7,215
Taxes, licenses, and registrations		4,445
Advertising		297
Total Expenses		1,431,124
Income Before Income Taxes		100,728
Provision for income taxes (Notes 1 and 4)		800
Net Income	$	99,928

The accompanying notes are an integral part of this consolidated financial statement.

ARKA Securites, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2000	350	$ 35,000	$ 3,076,500	$ (2,472,720)	$ 638,780
Net income	-	-	-	99,928	99,928
Balance at December 31, 2001	350	$ 35,000	$ 3,076,500	$ (2,372,792)	$ 738,708

The accompanying notes are an integral part of this consolidated financial statement.

ARKA Securites, Inc. and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2001		
Cash Flows From Operating Activities		
Net income	$	99,928
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		7,215
Change in operating assets and liabilities:		
Receivable from clearing broker-dealer		(5,986)
Receivable from related party		(3,500)
Prepaid expenses and other assets		(16,329)
Accounts payable and accrued liabilities		(8,162)
Accounts payable to related party		1,279
Net cash provided by operating activities		74,445
Cash Flows From Investing Activities		
Securities owned transactions - net		(79,322)
Purchases of fixed assets		(3,814)
Net cash used in investing activities		(83,136)
Net decrease in cash and cash equivalents		(8,691)
Cash and Cash Equivalents at Beginning of Year		173,653
Cash and Cash Equivalents at End of Year	$	164,962
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	800

The accompanying notes are an integral part of this consolidated financial statement.

1. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Nature of operations

ARKA Securities, Inc. (the "Company") is a wholly-owned subsidiary of **ARKA International Corporation**. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis. The Company's customers consist primarily of customers of ARKA International's parent company located in Mexico City.

ARKA Currency, Inc. is a Delaware corporation and a wholly-owned subsidiary of **ARKA Securities, Inc.,** a California corporation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany accounts have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Securities transactions

Securities owned are stated at market value, based on quoted market prices. Securities not readily marketable are valued at fair value as determined by management. Proprietary security transactions and the related commission revenue and expense are recorded on a trade-date basis.

Depreciation Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

Commissions Customer commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

2. Related Party Transactions

At December 31, 2001, the Company had a $23,119 noninterest-bearing receivable from the Company's parent. At December 31, 2001, the Company had a $1,279 payable to ARKA International Corporation's parent Casa de Bolsa ARKA, S.A. de C.V.

3. Fixed Assets

Fixed assets consisted of the following:

December 31, 2001		
Furniture and equipment	$	106,821
Less accumulated depreciation		(86,149)
	$	20,672

Depreciation expense was approximately $7,000 for 2001.

4. Income Taxes

Income taxes consisted of the $800 minimum California franchise tax for 2001.

At December 31, 2001, the Company had available net operating loss carryforwards of approximately $1,763,000 and $347,000 for federal and state income tax purposes, respectively. If not utilized, the federal loss carryforwards begin to expire in 2008 and state loss carryforwards will begin to expire in 2003. A valuation allowance of approximately $630,000

4. Income Taxes, Cont'd

has been recognized in 2001 to fully offset the net deferred tax asset of $630,000 at December 31, 2001, as it not is more likely than not that the deferred tax asset will be realized. This is a decrease of $126,000 from the $756,000 valuation allowance at December 31, 2000.

5. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease which expires in October 2002. Rent expense under this lease was approximately $11,000 for 2001.

Future minimum rental payments required under this operating lease are $9,167 for the year ending December 31, 2002.

6. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2001 was 0.14 to 1.0. The basic concept of the Rule is liquidity; its object being to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2001, the Company had net capital of $542,913 which was $442,913 in excess of the amount required by the SEC.

7. Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of the Reserve Requirement for brokers and dealers.

8. Employee Benefit Plans

401(k) plan

The Company sponsors a 401(k) savings plan (the "Plan") for all eligible employees. Participants may contribute between 0% and 8% of their eligible compensation. The Company matches up to 100% of participants' contributions, to a maximum of 7%. The Company made contributions of approximately $15,000 for 2001.

ARKA Securities, Inc.
and Subsidiary

Supplementary Information


NATION
SMITH
HERMES
DIAMOND
A PROFESSIONAL CORPORATION

17085 Via Del Campo
San Diego, CA 92127-1711

TEL: 858-451-2452
FAX: 858-451-8861
e-mail: nshd@nshd.com
www.nshd.com


CPA

The CPA. Never Underestimate The Value.®

Independent Auditors' Report on Supplementary Information

To the Board of Directors
ARKA Securities, Inc.

We have audited the accompanying consolidated financial statements of **ARKA Securities, Inc. and Subsidiary** as of and for the year ended December 31, 2001, and have issued our report thereon dated January 29, 2002. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Nation Smith Hermes Diamond

San Diego, California
January 29, 2002


AN INDEPENDENT MEMBER OF
BDO
SEIDMAN
ALLIANCE

NATION
SMITH
HERMES
DIAMOND
ACCOUNTANTS & CONSULTANTS
A PROFESSIONAL CORPORATION

17085 Via Del Campo
San Diego, CA 92127-1711

TEL: 858-451-2452
FAX: 858-451-8861
e-mail: nshd@nshd.com
www.nshd.com

Independent Auditors' Report on Internal Control


CPA
The CPA. Never Underestimate The Value.®

Board of Directors
ARKA Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplementary schedules of **ARKA Securities, Inc. and Subsidiary** (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of **ARKA Securities, Inc. and Subsidiary** for the year ended December 31, 2001.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Nation Smith Hermes Diamond

San Diego, California
January 29, 2002

ARKA Securites, Inc. and Subsidiary

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation to the Company's Computation (Parent Company Only)

December 31, 2001

Net Capital				
Total stockholder's equity			$	738,708
Deduct stockholder's equity not allowable for net capital				(13,670)
Total stockholder's equity qualified for net capital				725,038
Deductions and/or charges:				
Nonallowable assets:				
Receivables from non-customers	$	(62,612)		
Fixed assets, net		(20,672)		
Prepaid expense		(6,120)		(89,404)
Net capital before haircuts on securities positions (tentative net capital)				635,634
Haircuts on securities:				
Securities owned	$	(87,166)		
Undue concentrations		(5,555)		(92,721)
Net Capital				542,913
Minimum Net Capital Required				(100,000)
Excess Net Capital			$	442,913

Reconciliation With Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$	542,912
Audit adjustments (net)		1
Net Capital Per Above	$	542,913
Total Aggregate Indebtedness	$	79,317
Ratio of Aggregate Indebtedness to Net Capital		14.6%